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                           Filed by Fifth Third Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Old Kent Financial Corporation Exchange Act File Number 000-14591


Company Name: Fifth Third Bank, Cincinnati          Host: Neal Arnold
Scheduled Start Time: 8:30 A.M. CT                  Date: 11/20/00
Order Number: 3163633
Call Title: Conference Call

Available until November 30, 2000 by dialing 1-888-843-8954 (passcode: 3163633) for domestic access and 1-847-619-6820 (passcode: 6306523043) for international access.

Replay Operator: Welcome to the replay of the live conference call conducted by Fifth Third Bancorp and Old Kent at 9:30 am Eastern Standard Time on November 20, 2000. The following constitutes the entire, unedited rebroadcast of such call.

Before beginning the replay, Fifth Third and Old Kent have requested that we inform all listeners of the following requirements pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934:

Investors and security holders are advised to read the proxy statement regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement will be filed with the Securities and Exchange Commission by Fifth Third Bancorp and Old Kent. Security holders may receive a free copy of the proxy statement (when available) and other related documents filed by Fifth Third Bancorp and Old Kent at the Securities Exchange Commission's website at http://www.sec.gov and from Fifth Third Bancorp or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission's website at HTTP://WWW.SEC.GOV and from Old Kent.

Fifth Third Bancorp and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third Bancorp with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third Bancorp's proxy statement for its 2000 Annual Meeting of shareholders filed with


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the Commission on February 9, 2000. This document is available free of charge at the Commission's website at HTTP://WWW.SEC.GOV and from Fifth Third Bancorp.

The replay will now begin. Thank you for your interest.

                    [INSTRUCTIONS FOR PROCEEDING WITH REPLAY]

Operator: Good morning ladies and gentlemen and welcome to the Fifth Third Bank and Old Kent Conference Call. At this time all participants are in a listen only mode. Before beginning today's call Firth Third and Old Kent have requested that we inform all participants that the following discussion contains or may contain forward-looking statements about Fifth Third Bancorp, Old Kent, and the combined company which the parties believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This discussion will contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of Fifth Third Bancorp, Old Kent, and the combined company including statements preceded by, followed by, or that include the words believes, expects, anticipates, or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: competitive pressures among the depository institutions increase significantly; changes in the interest rate environment reduce interest margin; prepayment speeds, loan sales volume, charge offs, and loan loss provisions; general economic conditions, either national or in the states in which Fifth Third Bancorp and Old Kent do business, are less favorable than expected; legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Old Kent are engaged; and changes in the securities markets.

Further information on other factors, which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp's and Old Kent's filings with the Commission. These documents are available free of charge at the Commission's website at HTTP://WWW.SEC.GOV and from Fifth Third Bancorp or Old Kent. Following the remarks of Fifth Third and Old Kent we will conduct a question and answer session. I would now like to turn the call over to Mr. Neal Arnold, Chief Financial Officer of Fifth Third Bancorp. Mr. Arnold you may begin.

Neal: Thank you. In the future you are going to have to learn that statement before the Pledge Allegiance, so I apologize for that. First of all as it relates to format George Schaefer is going to lead off, then David Wagner, and then we will walk you through the slide presentation in quick fashion and you'll be able to ask questions at the end. So with that I'll turn it over to George Schaefer to get started.


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George: Good morning. Thank you all for listening out there. I know most of you are quite familiar with the Fifth Third story, however it is worth reiterating our operating principals again. We continue our long history of equal focus on growing revenues and net income and maintaining a conservative risk position. We feel very fortunate to have delivered double-digit earnings growth for over 20 years in many different economic environments. We also continue our rich culture of aggressive sales efforts, very controlled expense management, conservative credit philosophy, and a fortress balance sheet--and a fortress balance sheet. We evaluate all business opportunities through a shareholder view because we all have substantial net worth tied up in our stock. As you know we've been looking at expansion opportunities in Michigan and Chicago in the past years. After reviewing the Old Kent idea with our management team we decided to explore this opportunity.

         The first point I'd like to make is that we are very confident of our ability to grow revenues in our historical fashion with this deal due to our respect for David Wagner's management team, the attractiveness of the market Old Kent operates in, and the fit of the franchise with Old Kent and decentralized affiliate management structure. As you know we've known the Old Kent management team for quite a long time. David grew up in Cincinnati, his predecessor was from Cincinnati, and we've benchmarked on a number of occasions. Several of David's management team has visited with our management teams over the years. Recently several members of his team visited our Cleveland affiliate management team. In addition our senior commercial banking and credit people have met in the past and we share credits.

         As we looked at the markets OK operates in, it struck us how well fit they were into our affiliate market structure. They have a concentration in vibrant large midwestern cities with solid market share, but with plenty of growth opportunity. We see new opportunities in all business lines to grow revenue together. Only of one of our affiliate management teams will be distracted during this integration. The rest of our 13 affiliate banks in Ohio, Kentucky, and Indiana will continue to focus on their local markets.

         The second point I'd like to make is that we at Fifth Third and I'm sure at Old Kent are all long-term investors. Both are shareholders and are employee owners at Fifth Third.

         The historical exchange ratio for Fifth Third is as wide as we've ever seen it on a number of potential deal partners. We saw this has a unique opportunity to acquire an important high quality franchise like Old Kent, but we would not normally look at a transaction this size. As we evaluated the potential deals this was by far the best all around opportunity for Fifth Third in our markets. No other opportunity in the Midwest provides us with the kind of large markets we like with


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plenty of future potential. We are also very familiar with their risk appetite and believe we have very similar risk philosophies.

         The market has clearly pushed down the value of several banking franchises to historical low levels. Bank stock seems to go through these cycles where markets just like them at any price like today. We believe our industry continues to be very profitable and has excellent growth opportunities if you execute well. The final point I'd like to add is that we are very confident of our ability to convert Old Kent's systems and operating philosophies to ours with minimal risk. In addition we believe and through our thorough due diligence confirmed our comfort with their credit and other risk postures. I now like to turn it over to David for a few comments.

David: Well, thank you, George, and good morning everyone. From the Old Kent side because of the history of success we've enjoyed over the years we decided that when we were interested in partnering with a larger banking institution we really had a number of things that we had to accomplish. We needed to negotiate an attractive deal for our shareholders, not just price but the quality of the stock. We needed to join up with a partner with a similar operating philosophy and we needed to create a partnership that would benefit both our customers and our communities.

         Well this morning we've accomplished that. You've seen the announcement of the transaction details that represent a very fair premium for our shareholders, but as important it gives them a stake in one of the most successful and growing banking institutions in the country today, one that is growing rapidly and generating significant profits through great execution of a very distinctive bank model.

         What may not have come through in the first headlines is the real compatibility between our two companies. Our performance records are very similar. Our credit cultures are very similar. Our community commitments are almost identical. We both believe in local decision-making and strong customer relationships. Both of us have shown we know how to integrate mergers and acquisitions successfully. There is every reason to believe that we can put these two companies together very smoothly and efficiently so that the only difference our customers notice is a good one.

         A last selling point for us is that this is really good for our customers and our communities. They've gotten used to the very personalized treatment that Old Kent has stood for all these years. We can now say to them with a lot of confidence, we are going to take just as good care of you as we always have only now we will have the financial strength and the broader product line of one of America's great companies. That is a position that will help us to grow more rapidly than ever before. I told George this and I tell you as well, this is a great deal. I'm on board personally to make it work for all of us, and my


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management team is onboard too. This is going to be one of the really great bank mergers and we're delighted to be part of it.

George: Very good if you all flip now to page five, the transaction summary out there we'll walk through this briefly and then do some questions. On the transaction summary you see the exchange ratio at .74 shares. This is the pooling of interest, the tax rate exchange, and there is a 19.9% lock up here. Board representation will add three additional directors to our board. The due diligence has been completed. This does require regulatory and both sets of shareholders to approve. The final bullet point is key there will be significant roles for Old Kent's management team there. We look at this to be management accretive as well as financially accretive.

         On page six of the transaction summary we believe this is completely consistent with our stated strategies. We've been looking to expand into Michigan and Chicago. We acquire a significant market share in two new markets, and as we've stated before we will become the number two deposit market shareholder in the states of Ohio, Kentucky, Indiana, Illinois, and Michigan. There are excellent growth opportunities in these highly populated MSAs. We will only have one out of 16 depositors. We'll only hold about 6.7% of the deposits here giving us plenty of growth opportunity. Old Kent has a very attractive commercial and trust platform. I mentioned the management accretion. You know the financially attractive nature of this transaction and we'll walk through that in a little bit, but it's immediately accretive without any synergies and we think that there is minimal risk involved here.

         On page eight the rationale. Our expansion into attractive Michigan and Chicago markets was very compelling. On a combined basis we will achieve a leading position in Michigan. We will be number three in the state of Michigan and yet only have a nine percent share there. Michigan is the 10th largest deposit market in the United States. This will get us firmly into the Chicago market. We will rank number five in Chicago with about $6 billion in deposits and in Illinois we will rank number five in the entire state of Illinois with about $6.7 billion in deposits. This adds over a million customers to our franchise. The incremental franchise area has sixteen million potential customers for us, and in one transaction we've accomplished what would have taken we believe maybe two years to piece meal together. On page nine if you look at the geography - the dots on the map are very compelling. We've got an excellent geographic spread in the Midwest here and you can see we are in the largest MSAs in the area. We would have number one share in Cincinnati, Grand Rapids, Dayton, Toledo, Ohio, and be major players in all of the major metropolitan areas in these five states. On page ten there is a unique consolidation opportunity here, as I mentioned we achieved in one transaction which would have taken several years to acquire, this had significant trust and commercial banking businesses that may not be fully developed in other potential acquisitions. If we'd done a number of thrift deals or smaller bank deals we wouldn't have picked up the significant


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commercial banking and investment management type opportunities that we think we're going to have here. Again, you can see the market shares in Michigan and Chicago. On the next page, on page eleven, you can see where we rank in our five state area, and who our competitors are. Again, I'll mention that only one out of sixteen households is a Fifth Third customer. We have the best major MSA concentration. The competitors in these markets are people that we are very familiar competing with and competing against and they're all good competitors, but we've done very well in that competition so far and again, the market remains very fragmented. On page twelve some of the demographics, these are the top ten states for business expansion you see Michigan, Ohio, Illinois are way up there in the new and expanded facilities. New manufacturing plants, Michigan, Ohio, and Illinois are two, three and four and these are two of the top three metropolitan areas for total facilities here, a very dynamic market. On page thirteen the transaction rationale again we think this is completely consistent with our stated strategies. This is in the Midwest consistent with our markets and demographics. The credit quality and operating philosophies of both companies are very similar. We have very similar lines of business. We're going to run the whole operation on a decentralized basis the way we run our operations today and again our risk philosophies are very, very similar. If you look at the revenue potential for expansion here you can see what we're trying to accomplish here. Our core businesses I think are going to be complemented by other business expertise here. We're taking the Fifth Third's mid-sized business banking, retail banking, wealth management and merging that with Old Kent's and both are very similar, and so we think there's going to be a lot of synergies there. We're going to put our deposit generation and fee income growth and some of our merchant processing and data processing capabilities over into the Old Kent franchise areas and we're going to be able to use a lot of their local management talent and their high customer affinity to help supplement our management group at Fifth Third. On the next page, page 15, we have an uninterrupted growth story. Fifth Third and Old Kent combined will continue to generate high revenue growth rates. The sources for these revenues, additional revenue are coming out of attractive new markets for our products. We're going to duplicate our deposit campaign successes. In these new markets we're going to sell our Midwest Payments Systems E-Commerce Solutions here, and again expand the commercial and investment advisory business.

         You can see down at the bottom of the page if we improve Old Kent's fee income to net revenue ratio to the Fifth Third type ratio there's significant opportunities there. Flipping to page 17, - this is consistent shareholder M&A focus here. It's immediately accretive to earnings per share before cost savings. You can see the numbers there. In 2001 with no synergies it's 9.4% accretive. The second point this is a conservative identifiable and readily achievable cost savings that are out there. We are only estimating 20% of Old Kent's overhead in these estimates and we're spreading them out over a three year period, 25% in the first year, 75% by the end of the second year, and 100% by the end of the third year. Our goal is very much to protect and grow revenues and the position


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to roll out typical Fifth Third enhancement programs. And again, the IRR is well above the cost of capital with these conservative assumptions. On page eighteen you can see that there are no revenue enhancements assumed but a long-standing track record of improving performance and revenue is out there. Significant potential for revenue and productivity improvements exist. You can see on here if we improve the net income per FTE up to our traditional levels there's a lot of room there. It's true on the net income side and the revenue side, and in terms of the efficiency ratio. The final bullet point shows the demonstrative performance that we've done with the Civitas Bank in Indiana only after about a year here. We've been able to bring their net income per employee from $35,000 up to about $77,000.

Neal: It's probably worth pointing out that that comes from a variety of sources on the revenue side not just duplicate support function. It's really a function of growing deposits and driving fee income as well. I might take a shot at page 19 and give George a break, but if you look at the multiples of this transaction a couple points I'd make. It's about fourteen times 2001 estimates, about 11 times adjusted for synergies. On a relative basis certainly toward the lower end of the transactions we've done. They end up with about 18% of the proforma target ownership. It's accretive to book value. It's accretive obviously to the rest of the pieces. One of the things I think it's worth pointing out on the far box on the right hand side - if you look at a couple of peer banks that would include the Mercantile, the NCBCs, the TCS, the Zions of the world, some high quality franchises like an Old Kent - we think that we've got this in an attractive fashion. At the same time I think it's worth pointing out in a market today people are over fascinated on buying something cheap. I would tell you must also buy something you can grow. And so we think we'd rather pay the right price for the right franchise and I think that's tantamount to understanding our story.

George: Ok, on page 20 you can see here in the combination that we're going to have an on going superior performing institution here. If you combine Fifth Third and Old Kent you're going to see on a proforma basis a return on equity of 21.8% and return on assets approaching two at 193. The efficiency ratio on a combined basis at 42.9 and then extremely strong capital levels that you're used to with us. We will continue to deliver industry-leading returns there and you can see whether it's ROE, return on assets, whether it's efficiency, whether it's long-term growth we're at the very high end of these charts. And on a combined basis intend to stay at these very high levels.

         On page 22 you can see the accelerating EPS growth that we have here. Historically, it's been 16% on an on going basis. We're assuming 16% but following the transaction it's even greater than that. On page 23 you can see what a Midwestern powerhouse this will create here in terms of the market values, the pricing, and where the combined team would rank out there - whether it's in financial services or in the traditional banks.


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Neal: Page 24 I might take a shot at. As most of you are familiar with we continue to try to harp on the idea that banks are excellent growth companies if you run them properly. If you look at where this company ranks you can see if you look at a multiple of P/E to G, if you will, or price earnings to growth rate, we don't feel like we have to apologize for where we are. Where we trade relative to some other very large companies in the industries that aren't necessarily all that interesting to people but also if you look within financial services up against Northern Trust and Bank of New York, we think the breadth of our product line and our ability to have sustainable growth matches up quite nicely. So we continue to think that our franchise is fairly valued in that set up.

George: Flipping up to page 26 - you can see that we believe there's very low execution risk here. Both of us have an excellent record of making acquisitions work and execute well afterwards. We are combining two superior performing banks. They are very contiguous and similar in the markets. Local management teams and our affiliate structure are going to be the order of the day. Both institutions now are on a single operating platform. Everyone at Fifth Third runs on one checking account system. All the Old Kent Banks run on one system. Even at our branch level we're running on similar frame relay systems out there
- same PC type systems, our commercial loan systems are on the same platforms today. There are numerous similarities between the two that will make this combination go very well. We are very experienced with integrating Old Kent's type systems. These are a thoughtful and delivered approach to this integration. These are very conservative assumptions. We're talking about 25% of these synergies in year one, 75% by the end of year two, and all of them by the end of year three. And we're very cautious about preserving our revenue and growth rates out there. So you can see... Go ahead, Neal.

Neal: I think it's worth pointing out that as it relates to integrations here that not only is it the operating systems, we have chunked up deals. If you look at CNB we broke it up into three different conversions to manage it by market and that's clearly how we'd approach it as it relates to this to manage that integration in a clear fashion. We don't think we have to rush to get this deal integrated to make the numbers work, and I think that gives us great latitude to do the right thing and to do it in the right fashion.

George: On page 27 we talk about how our cultures align. We're both committed to superior financial performance. Old Kent has a 41-year track record. Ours is 27 years. Both of us are committed to a strong sales culture. We're both committed to solid capital ratios and high ratings, and both of us have maintained pristine asset qualities and are going to continue to do that. On the next page, page 28, you can see our businesses align very, very well here. And you can see in the pie charts there what the old, Old Kent structure and the old Fifth Third structure look on a proforma-combined basis. These are very compatible.


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Neal: I think also it's worth pointing out that if you look at the mix of business and the type of customers that we serve, we think that these are core franchises that are very durable. The customers like us. They know us. These are not national market businesses. This is not syndicated lending. This is not trading. These are franchises where customer bases know and respect both institutions. And you can see even on the fee side we think we have franchises that are very durable in a day and age where customers obviously are the key.

George: On the next page 29 we talk about the high credit quality culture that we have here. These are some historic charts on the non-performing loans, loan loss ratios, and charge offs, and you can see the conservative and historical nature of these ratios and we think they're going to continue to be very, very strong in relation to the industry. On page 30 we talk about the management accretion here. If you look down at the bottom you can see David's team is committed to staying on and making this work very, very well here. David will become the Chairman and CEO of the Michigan bank. Bob Warrington is going to be the President of the mortgage business. Kevin Kabat is going to be the President of our Grand Rapids affiliates. Our entire management team, all of us from Cincinnati, our top ten or so people, and David's team - his top eight, ten people met yesterday for dinner and several hours already beginning the integration process and those meetings are going very, very well. There's a tremendous amount of enthusiasm and respect for each other's cultures. On page 31 again we're going to run a decentralized structure the way we always have. This is affiliate bank structure. We'll have a separate bank in Chicago, one in Grand Rapids, one in Detroit, and one up in northern Michigan up in the Traverse City area. We think this will work very well with David's set up here and you can see on the next page - on page thirty two - how the Old Kent affiliates will represent a significant portion of the combined franchise. But you can see also some of the veteran players that we're going to have here. This is the way our banks are going to be run following the combination here. On page 33 we show the before and after our record of successful acquisition-integration. We feel very good about being able to hit these same types of targets and returns with the Old Kent acquisition here and think this will be a very, very positive combination.

Neal: We recognize that near term performance a lot of times on acquisitions is focused on expenses, but clearly to make them work long term for equity players you have to have revenue growth and we think that's what is interesting. If you look at our deals through time - performance accelerates because you manage the mix of business and because you have follow on revenue growth. Otherwise, that performance would tail off.

George: I'd like to give you a little perspective on the deal size here. We don't think there's going to be any diminution of the Fifth Third culture here. Ok. Old Kent is going to be easily assimilated because of this decentralized structure. Our most recent acquisition, Civitas, is fully integrated and performing at FITB


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performance levels here - at our old levels before we acquired them. And as compared to many recent bank M & A transactions there's a low deal value here as a percent of the market cap. Our lower one-year phased in cost savings assumptions and the strong financial position affords Fifth Third the opportunity to preserve these revenue and growth rates out here. We're very focused on maintaining this revenue growth, and again the internal rate of return estimates exceed all previous Fifth Third transactions here. On the next page you can see the share ownership. We are going to continue to link share ownership to behavior. Our incentive type programs will be implemented. We list the key components there. The incentive based comp, continued heavy use of stock options, and then both of us have big share ownership here. Seventy seven percent of our employees own shares. Thirty three percent of the Old Kent employees own shares and again the numbers are pretty compelling, and with Old Kent we're hoping that is going to continue to increase. Ok. Let me turn it over to Neal for this on page 37 to walk through this.

Neal: This gives you some of the details as it relates to 2001, 2002 type earnings projections. Again, based on the timing of the phase in of those costs save 25% in the first year, 75% in the second year, and 100% in year three. We think those things are conservative, but again our focus is on doing the right things and executing them correctly. As it relates to cost saves, we're targeting twenty percent cost saves. We have spent substantial time on due diligence both on all the various pieces and expect that those are achievable. If you turn to page 39, merger related charges, much as you'd see in any deal pre-tax $304 million, $235 million after tax those charges obviously duplicative costs, signage, facilities, and data processing equipment. As it relates to the balance sheet two things going on there. Obviously we recognize margin challenges here and we have the ability to take the opportunity to restructure balance sheet that we think will benefit on going earnings. In addition, we are conforming the loan loss reserves closer to the historical Fifth Third rather than allow those to be diluted. We think that's just prudent in today's economic environment to make sure that we have all the flexibility that we need.

George: So in summary here on page forty we think this is a great fit with Fifth Third's existing businesses. We think this enhances our revenue growth potential. It is financially very compelling over all and on a per share basis. We think there's very low execution risk here and we think it's an example of the Fifth Third financial strength and valuation providing flexibility to acquire an attractive - very attractive franchise here. So we're very excited about this.

Neal: With that, I'm going to open it up to questions. Feel free to give us questions. Both David and George will be answering any questions that you might have for us. So I'll open it up.

Operator: Thank you. We will now begin the question and answer session. If you have a question, you will need to press the "1" on your touchtone phone.


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You will hear an acknowledgement that you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the # sign. Your questions will be queued in the order that they are received. If you are using a speakerphone please pick up the handset before pressing the numbers. Once again, if there are any questions, please press the "1" on your touchtone phone. Fred Cummings of McDonald on line with a question. Please state your question.

Fred: Yes, good morning. Congratulations on a very nice transaction, and a couple questions here. First, was this a negotiated deal or was this an auction? I didn't really understand that up front. I think David...

David: Yes, Fred, let me answer that one. We've always had an annual process where we've reviewed our strategy and this year that process became a bit more extensive as we were really looking out a few years thinking about some of the secular changes in the industry and what it was going to take to be successful as we have been historically over the long haul. And issues of what's it going to take in terms of a cost structure, long term, having the breadth of product line and treasury management services, leasing, 401K administration, all kinds of areas. Things that we're working on today but the question is could we get there fast enough, and that really generated some thinking on our part and Fifth Third was a very logical the most logical partner for us because of the similarities of the culture. Certainly the credit culture but the performance culture of the organization is very similar to what we're used to and the consistency of performance is very similar to what we've been used to at Old Kent. So that's really how this all came about. And we're very pleased that the partnership has come together.

Fred: And as a follow up, David, Neil, I know you guys. Well, it's directed to both of you. David, how much confidence do you have in that $2.50 number for '01 that's out there on IBES. The numbers have been coming down for Old Kent. It looks like it was $2.70 six months ago. How confident are you in hitting that $2.50 number for next year?

David: I'm not sure how relevant it is, Fred, at this stage, but let me just tell you I don't think we've disappointed you in forty one years.

Neal: We recognize the estimates have come down. What I'd absolutely tell you is these management teams will be focused on delivering on the promises. That's how both of us have been successful in the past. We think combined together that those revenues are going to start building starting tomorrow and that's clearly what we're trying to do.

Fred: Ok. Thanks.


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Operator: Chip Dickson of Lehman Brothers is on line with a question. Please state your question.

Chip: Thanks. Good morning, a couple questions. One, George, if you would talk about the deal in terms of any change in your risk appetite because in your past presentations one of the things you've highlighted is that you've never done deals that were over 10% of your market cap. This is 20%. So is that changing and in that theme if you would also talk about how you go about creating new affiliates and the challenges and just the business proposition you have in place that allows you to do that and lower your risk for the rest of the franchise.

George: Yeah, Chip, I think this was very typical of what we've done in the past. As you know we chunk these acquisitions apart, split them into pieces to insure low risk like we mentioned in the briefing today. So we're going to run a separate bank in Chicago, a separate bank in Grand Rapids, a separate bank up north, and one over in the Detroit area and we think that's very consistent with the way we operate and we think that significantly lowers the risk here. This is not going to change our operating philosophies at all and it is very consistent with the way Old Kent operates. A number of their businesses, their trust groups for example are aligned in those very same markets. Their retail groups are split that way. And so we think there's a lot of similarities there.

David: Chip, one thing to think about from our standpoint is one of the attractions of Fifth Third to us is the ability to take this decentralized model and allow us to differentiate ourselves from the other regional banks in the Midwest and I think frankly, you know, the integration, the risks of integration fall dramatically when you're willing to create the local decision making, local boards, and local management teams that really pull all the lines of business together in a market. And frankly, we had started moving that way in Chicago and southeast Michigan and up north in a hybrid format to a straight line of business situation because we found it just worked better. So it's a very natural change for us and one that I think will be embraced by each of those four markets.

Chip: How soon before they're put on your systems, George?

George: I think we are looking for a conversion in the second quarter. Now some of that might occur earlier depending on contract terminations with stuff like ATMs, merchant processing, some of the trust lines of business. Some are leasing products. Some are international systems. There's a possibility that a lot of that stuff could start earlier. Stuff like municipal underwriting, some of the 401K stuff, we could start doing right away. So some of that stuff we're already looking at, Chip.


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

Neal: We would refer (inaudible) we can clearly start measuring deposits. We have similar kinds of financial system feeds so our ability to rank performance and get people focused on keeping score will happen well before closing.

Chip: Thanks.

Operator: Diane Merdian of Morgan Stanley is on line with a question. Please state your question.

Diane: Good morning. It's actually Diane Merdian and Adam Compton here. We had a couple of questions. One, if you could just address, Neil, on the deposit growth. This year your deposit growth has been a little bit less than sort of historic Fifth Third deposit growth. I guess one of the questions is are you confident that returns to normal because that is part of how you get the revenue growth from these acquired companies? And to follow up to Chip's question, I wasn't clear whether or not you're saying that going forward you'd be more likely to do deals above the 10% type rough area, and then Adam, you had a question on credit, I think.

Adam: Just on the restructuring charge with the 40 million that apparently applies to conforming credit policies. Is that all just bringing reserves up or is there some extra charge off in there?

Neal: I assume that, Adam, I assume on the credit side, whether it's provision or charge-off what we're trying to do is make sure we have plenty of flexibility. I would also say as it relates to Diane's questions a couple of things that we - the only types of deals we're obviously focused on integration. We've said that from the outset. Integration is what we do well. It's what you have to do to have credibility. We expect that we will see small asset managers, small MPS deals in the ensuing future, but clearly no other bank deals. As it relates to future sizes I will tell you we're clearly aimed strictly at making sure we make the right decisions for shareholders. That's probably going to be a small fill in deals in the Midwest down the road, but that's really not our focus for the next several years. What was the rest of your question, Diane?

Diane: The other question was really just deposit growth. Is the recent slow down temporary or not?

Neal: Yeah, I think it absolutely is temporary. I think you'll see that in the numbers. Clearly, our focus is we think you make more money on the deposit side not on the asset side. That's been the hallmark of our customer or our franchise for a number of years. We think there's great opportunity in Old Kent's market to improve the deposit growth in Michigan. We think there are a lot of competitors that don't spend as much time focused on that side.

Diane: Thank you. That's great.


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Operator: Lori Appelbaum of Goldman Sachs is on line with a question. Please state your question.

Lori: Hi, Neal and George. My question relates to top line trends. While it was mentioned that Old Kent is a similar performance culture the top line at the company has been dead flat for the past year. So and the challenges look like it hasn't all been interest rate related because the top line focus has extended beyond mortgage banking and net interest income. So maybe if you could talk a little bit about the challenges there and how long you think it will take to see some turn.

Neal: Lori, I think we understand that we have to grow revenue. That's quite honestly why we put together these management teams to start looking in a disaggregated way at each line of business for where are there opportunities starting right now and we think as George said, we can cross sell each other's products immediately. We can work together to bring those products together. I think that some of their revenue diminution probably is more mortgage related than you think. I think a lot of it has-- There's a lot of good core franchise there interest rate and mortgage related that I think they've done an awful good job to come through the last year with the slow down in mortgage refinance and everything as well as they did.

Operator: Adam Hurwich of Ulysses Management is on line with a question. Please state your question.

Adam: Good morning. Part of the appeal of the Fifth Third story in the past has been that your size has been a manageable size off of which to grow 15% was seen as not a stretch. And partly management express, the little bit of reticence regarding large deals as a result of kind of that logic. Could you just give us some indication moving into the future what you think a manageable size is? What kind of growth can be expected and at which point should we be a little bit concerned that maybe the bank should pare things back a bit?

George: Yeah-I think our history - if you go back and look at our history - when we were five billion there was the concern that we were getting too big. And when we were 10 there was concern out there and as we got to 20, and I think the way we chunk our business, the way we split it apart into 16 or 17 different smaller banks and then within those banks we have a separate P & L at each branch. We're effectively running each branch as a business out there and so we're not looking at it as a 66 - 69 billion dollar organization but as a group of a thousand small profit centers out there, and that totally changes the outlook here. You know, if we would have done an acquisition in Chicago for 6% of our market value and one in Grand Rapids for another 6% and another one in Detroit for 6% and we would have done this over the next three or four months we wouldn't be having these kinds of questions, and the way we see it we just kind


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


of combined that all together here. So we don't see it as really a big change in strategy and that our consistency in terms of looking at the deals remains very much the same, again, this was a very unique opportunity here. When you look at the geography, in one transaction we were able to do Chicago. We were able to do Michigan. We were able to get Fort Wayne, Detroit, all at the same point in time. So we think this was very, very attractive here and that's really what compelled us to do this. It really had nothing to do with whether they were a 22 billion dollar bank or a 14 billion dollar bank, or the size wasn't really the measure. There was concern that this was bigger than we've ever done and we realize we've got a lot of work to do here. But I think we're looking at it in three or four different parts, which is very consistent with the way we've operated and we don't think that's going to change.

Adam: So we should, as investors, assume moving forward that contiguous acquisitions are actually more manageable than in market.

George: Yeah, I think so. Yes. I think the answer to that is yes.

Adam: Thank you very much.

Operator: Carol Berger of Cress is on line with a question. Please state your question.

Carol: Good morning.

Neal: Hi, Carol.

Carol: How are you? Two things, you kept mentioning the extraordinary IRR. Could you tell us what it was? Secondarily, is there anything that would require three years to get the kind of cost savings? I mean I realize you're being conservative but is there anything about this that would take that long?

Neal: No, there's nothing we envision that would take that long, Carol. Clearly, our interest is to insure that this goes smoothly. Our interest is to insure that we build the revenue platforms as well so I would tell you we think we have a lot of flexibility. The challenge with IRR as you all know is that it depends on what you put on terminal value. Rather than quarrel with people you can all run the sensitivities depending on what you put on the multiples it's well in excess of the cost of capital by a factor of three or four percent, and whether it's 16, 18, or 20 I'll let you guys quarrel as it relates to that, but clearly very attractive.

Carol: Thank you.

Operator: Ken Puglisi of Sandler O'Neil is on line with a question. Please state your question.


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

Ken: Good morning, guys. Strikes me as a wonderful fit here for you. I just have two questions. Number one - the exchange ratio, .74, I assume that's fixed and are there any significant walk away provisions? Secondly, this gets thrown into the mortgage banking business in a more significant way than they had been in the past and I'm wondering how you see the mortgage banking business develop in going forward.

George: Yeah, this .74 is fixed and there is no walk away in the transaction. On the mortgage side our mortgage servicing numbers are about the same. I think the mortgage revenues there is a slight inherent---

Neal: On page ___ If you go to the pie chart I think it's page 50 or ___ Here it is its page 28. Mortgage Banking on the combined company becomes five percent of the net income, which we don't - You know there are two pieces of the mortgage business. We think it's a great customer platform like some others in our industry do. We think it's one of the best opportunities to cross sell from. We clearly at Fifth Third don't like volatility so you are managing that position. We think it's five percent and the servicing nature of this portfolio that we'll do just fine.

Ken: Thank you.

Operator: Joe Duwan of KBW is online with a question. Please state your question.

Joe: Yes, good morning everyone. Are any divestitures planned and if so is there any impact on the pro formas?

Neal: Joe this is Neal. As it relates to divestitures I'd settle for none, but I would say in our calculations we have anticipated that it could be as much as $200 million dollars but I think that's worse case kind of number.

Joe: And would that be in Western Michigan?

Neal: Yes.

Joe: And Neal any other color in terms of the due diligence on that loan portfolio intensity of the percentage of the portfolio reviewed and any other color?

Neal: Yeah we spent a substantial portion of time. We did a couple of three things as it relates to the loan portfolio. I think we had a team of about 40 people in that reviewed in that reviewed risk ratings, validated risk ratings. We looked at the largest and I think it was 75 or a 100 credits. We looked at the lowest rated credits, all the watch list parts of the credit and because of familiarity both with their head of credit and their commercial lender I think we walked away very impressed with what we saw.

David: Hey Joe we also reviewed their credit loss experience over the past 10 years and have seen that the credit quality here has been very, very excellent here if you go back and look, back historically, back in the tough times 89-90 all the way through the last ten years and plowed it through there and the record has really been pretty pristine.

Joe: Ok thank you.

Operator: Once again if there are any questions, please press the one (1) on your touchtone phone.

Neal: If there aren't any further questions I guess I appreciate everyone's time and attention this morning. Clearly this is a transaction that we are excited about. Two great companies joined together and we certainly see it has financially compelling, but in addition to that going forward our ability to grow this franchise up against the competitors we're used to competing against and in markets that we know and are very familiar to us and very similar to what we've seen in Ohio. So we're excited and we appreciate your attention.

Unknown: Thank you.

Operator: Thank you for participating in today's conference call. You may all disconnect.





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